PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 22, 1997)

                                  $101,700,000
                    SEABROOK 1 SECURED LEASE OBLIGATION BONDS
                        7.83% SERIES DUE JANUARY 2, 2019

                                   ----------
                      Interest payable January 2 and July 2
                                   ----------

     The Offered Bonds will be issued by the Lessor (the "Owner Trustee") and will be secured, as described herein, by a lien on and security interest in the undivided ownership interest of the Lessor in Unit No. 1 of the Seabrook Station in Seabrook, New Hampshire, and an assignment of basic rental payments and certain other amounts payable, under the Lease of the undivided ownership interest, by

                         THE UNITED ILLUMINATING COMPANY

     The United Illuminating Company ("UI" or the "Company"), as Lessee under the Lease, will be unconditionally obligated to make rental payments in amounts that will be calculated to be at least equal to the scheduled payments of principal of and interest on the Offered Bonds, although the Offered Bonds will not be direct obligations of, or guaranteed by, the Company. The Holders of the Bonds will have no recourse against the general credit of any of the institutions or individuals acting as Lessor, Owner Trustee or Owner Participant. (See "Security and Source of Payment for the Bonds" in the accompanying Prospectus.)

     The Offered Bonds will mature on January 2, 2019. The principal of the Offered Bonds will be payable from time to time in installments. The Offered Bonds will be redeemable, in whole or in part, on not less than 30 days' notice, either upon certain terminations of the Lease or at the option of the Lessor, at the redemption prices set forth herein (including a Make-Whole Premium (as defined herein) if redemption occurs at the option of the Lessor), together with accrued interest, if any, to the date fixed for redemption. (See "Description of the Offered Bonds and the Indenture" in the accompanying Prospectus.)

                                   ----------
           SEE "RISK FACTORS AND INVESTMENT CONSIDERATIONS," ON PAGE 5
                         IN THE ACCOMPANYING PROSPECTUS.
                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------
           PRICE OF OFFERED BONDS -- 100% AND ACCRUED INTEREST, IF ANY
                                   ----------

                          PRICE TO          UNDERWRITING
                         PUBLIC (1)     COMMISSIONS (1)(2)(3)    PROCEEDS (1)(2)
                         ----------     ---------------------    ---------------
Per Offered Bond .....      100%               0.875%                 100%
Total ................  $101,700,000          $889,875            $101,700,000

----------

    (1) Plus accrued interest, if any, from the date of original issuance. The Company will purchase and hold $101,388,000 aggregate principal amount of the Offered Bonds. The remaining bonds of such series are offered hereby.

    (2) Expenses, estimated to be $640,147, and underwriting commissions will be paid from the proceeds of the Offered Bonds. Expenses, estimated to be $340,000, will be paid by the Company.

    (3) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                   ----------

     The Offered Bonds are offered by the Underwriters named herein subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Winthrop, Stimson, Putnam & Roberts, counsel for the Underwriters, and certain other conditions. It is expected that delivery of the Offered Bonds will be made on or about November 12, 1997 through the book-entry facilities of The Depository Trust Company ("DTC") against payment therefor in immediately available funds.

                                   ----------

MORGAN STANLEY DEAN WITTER                             CITICORP SECURITIES, INC.

November 6, 1997

     No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus Supplement and the accompanying Prospectus, in connection with the offer contained in this Prospectus Supplement and accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by UI, the Lessor or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of UI since the date hereof.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED BONDS, INCLUDING PURCHASES OF THE OFFERED BONDS TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE OFFERED BONDS TO COVER SOME OR ALL OF A SHORT POSITION IN THE OFFERED BONDS MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                   ----------

                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                           Page
                                                                           ----
Selected Information Relating to the Offered Bonds.......................  S-3
The Company..............................................................  S-8
Summary Financial Information...........................................   S-9
Use of Proceeds..........................................................  S-11
Ratios of Earnings to Fixed Charges......................................  S-11
Certain Terms of the Offered Bonds.......................................  S-11
Underwriting.............................................................  S-21

                                   Prospectus

Available Information....................................................     2
Incorporation of Certain Documents by Reference..........................     3
Risk Factors and Investment Considerations...............................     5
Flow of Funds for Debt Service Payments on the Bonds.....................     8
Use of Proceeds..........................................................     8
The Transaction and the Refinancing......................................     9
Security and Source of Payment for the Bonds.............................    10
Description of the Offered Bonds and the Indenture.......................    12
Description of the Lease.................................................    34
Other Agreements.........................................................    44
Plan of Distribution.....................................................    46
Experts..................................................................    47
Legality.................................................................    47
Glossary.................................................................    48

               SELECTED INFORMATION RELATING TO THE OFFERED BONDS

     The following material, which is presented herein solely to furnish limited introductory information regarding the Offered Bonds, is qualified in its entirety by reference to the detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus. Capitalized terms used in this Prospectus Supplement and the accompanying Prospectus without definition are defined in the Glossary at the end of the accompanying Prospectus.

SECURITIES OFFERED; INTEREST; REDEMPTION

Seabrook 1 Secured Lease Obligation Bonds, 7.83% Series due January 2, 2019, in aggregate principal amount of $203,088,000, of which $101,700,000 in principal amount are offered hereby (the "Offered Bonds")

     Interest on the Offered Bonds will be payable on January 2 and July 2 of each year, commencing January 2, 1998. The Offered Bonds will be redeemable, in whole or in part, on not less than 30 days' notice, either upon certain terminations of the Lease or, at the option of the Lessor, at the redemption prices set forth herein (including a Make-Whole Premium if redemption occurs at the option of the Lessor), together with accrued interest to the date fixed for redemption. (See "Certain Terms of the Offered Bonds -- Redemption" in this Prospectus Supplement.)

     As part of the refinancing contemplated hereby, the Company will purchase and hold $101,388,000 aggregate principal amount of the Offered Bonds (representing approximately 49.9% of the outstanding principal amount of such series). The remaining 50.1% of the Offered Bonds is offered hereby. Bonds held by the Company are outstanding under the Indenture and entitled to the same security and source of payment as the Bonds offered hereby, except that, in determining whether or not the holders of the requisite principal amount of Bonds outstanding under the Indenture, or outstanding bonds of any series, have given any notice, demand, authorization, direction, consent or waiver under the Indenture, Bonds owned by the Company will be disregarded and deemed not outstanding. The Company will purchase such Bonds at 100% of the principal amount thereof. Subject to obtaining any requisite regulatory approvals, the Company may from time to time offer the Bonds held by it for sale, although the Company has no such intent at present.

PRINCIPAL INSTALLMENT PAYMENTS

     The Supplemental Indenture relating to the Offered Bonds (Supplemental Indenture) provides for the payment of principal installments on the Offered Bonds on each of the Installment Payment Dates set forth below, in an aggregate amount (subject to adjustment in certain circumstances) equal to the Installment Payment amounts set forth below, together with interest accrued to such Installment Payment Date. The Outstanding Balance Factor set forth below for each Installment Payment Date is for descriptive purposes only, and, unless there has been a partial redemption or a default or other installment payment adjustment, represents a factor that when multiplied by the original principal amount of each Offered Bond will indicate the outstanding principal amount of such Bond remaining unpaid after payment of the principal installment due on such Installment Payment Date.

Installment Payment Date  Installment Payment Amount  Outstanding Balance Factor
------------------------  --------------------------  --------------------------
January 2, 1998                 $8,554,026.08                  0.9158896
January 2, 1999                  5,463,741.83                  0.8621655
January 2, 2000                  4,792,604.65                  0.8150405
January 2, 2001                  1,934,452.03                  0.7960194
January 2, 2002                  1,958,576.00                  0.7767610
January 2, 2003                  1,784,604.42                  0.7592133
January 2, 2004                  1,866,276.91                  0.7408625
January 2, 2005                  2,114,205.61                  0.7200738
January 2, 2006                  3,097,153.33                  0.6896200
January 2, 2007                  5,020,118.01                  0.6402580
January 2, 2008                  4,517,016.68                  0.5958429
Janaury 2, 2009                  4,728,716.24                  0.5493461
January 2, 2010                  4,963,283.56                  0.5005430
January 2, 2011                  5,178,816.02                  0.4496205
January 2, 2012                  5,425,208.25                  0.3962753
January 2, 2013                  6,679,840.27                  0.3305935
January 2, 2014                  5,971,736.73                  0.2718743
January 2, 2015                  7,358,215.57                  0.1995222
January 2, 2016                  4,669,170.56                  0.1536109
January 2, 2017                  3,218,532.87                  0.1219636
January 2, 2018                  4,673,037.84                  0.0760144
January 2, 2019                  7,730,666.54                  0.0000000


(See "Certain Terms of the Offered Bonds -- Principal Installment Payments" in this Prospectus Supplement.)

SECURITY AND SOURCE OF PAYMENT

     Each Bond will be secured by, among other things, (a) a lien on and security interest in the Undivided Interest of the Lessor and (b) certain of the rights of the Lessor under the Lease with the Company, including the right to receive basic rent and certain other amounts payable by the Company thereunder. (See "Security and Source of Payment for the Bonds" in the accompanying Prospectus.) The Company is unconditionally obligated to make payments under the Lease in amounts that will be calculated to be at least equal to the scheduled payments of the principal of and interest on the Bonds. However, the Bonds will not be direct obligations of, or guaranteed by, the Company.

     Upon the occurrence and continuance of any Indenture Event of Default that results from a Lease Event of Default, the Lessor will control the exercise of remedies against the Company under the Lease, subject to the right of the Indenture Trustee to cause the Lessor to forbear from any proposed action that would have a material adverse effect on the Holders of the Bonds. There could be circumstances, therefore, in which amounts due on the Bonds are not paid and the Indenture Trustee would not be able to direct the Lessor's pursuit of remedies against the Company under the Lease. The Indenture Trustee would not be precluded, however, from selling the Indenture Estate (including the Undivided Interest) in a foreclosure or similar proceeding, subject to the provisions of the Operating Agreement. If such sale occurs prior to or simultaneously with the termination of the Lease, the Lessor must first be given an opportunity to purchase the Indenture Estate at the proposed sale price. In the event of a sale pursuant to a foreclosure or similar proceeding (other than a sale to the Lessor), the Indenture Trustee would have the right to terminate the Lease in connection with such sale. (See "Description of the Offered Bonds and the Indenture -- Notice; Waiver; Acceleration and Remedies" in the accompanying Prospectus.)

     Under certain circumstances the Company (or the Company and an Affiliate thereof jointly) may elect, or may be required, to assume the Bonds issued under the Indenture, and all obligations of the Lessor under the Indenture. (See "Description of the Offered Bonds and the Indenture--Assumption by the Company.") Upon such an assumption, the Holders of such Bonds would retain the benefit under the Indenture of the lien on and security interest in the Undivided Interest, and the obligation to make payments on such Bonds would become a direct obligation of the Company, or the Company and such Affiliate thereof, as the case may be.

     The Holders of the Bonds will have no recourse against the general credit of any of the institutions or individuals acting as Lessor, Owner Trustee or Owner Participant. Amounts payable by the Company under the Lease are general credit obligations of the Company. Accordingly, amounts generated by the Company from operations and from any of the Company's available credit sources would be sources for such Lease payments. (See "Security and Source of Payment for the Bonds" in the accompanying Prospectus.)

     For the description of possible limitations on amounts payable as damages if the Company were to reject the Lease in the context of a bankruptcy proceeding, see "Risk Factors and Investment Considerations" in the accompanying Prospectus.

DESCRIPTION OF SEABROOK 1

     Seabrook 1 is a one-unit, nuclear-fueled electric generating plant located in Seabrook, New Hampshire, and jointly owned by eleven New England utilities, including the Company. The Seabrook Station received a full-power operating license from the NRC on March 15, 1990 and was placed in commercial operation on June 30, 1990. Seabrook 1 has a net generating capability of 1,150 MW. The unit has been refueled five times; and its lifetime capacity factor through June 30, 1997 has been 79.1%. The average of the Systematic Assessment of Licensee Performance ratings for Seabrook 1 published by the NRC for maintenance, plant operations, plant support and engineering were 2, 1, 1 and 1, respectively, for the 16 to 18 months performance assessment period ended May 4, 1996.

USE OF PROCEEDS OF THE OFFERED BONDS; THE TRANSACTION AND THE REFINANCING

     In 1990, the Company sold, for an aggregate price of $250,000,000, approximately 66.4% of its 17.5% ownership interest in Unit 1 (as defined) of the Seabrook Station to the Owner Trustee of a trust ("Lessor") established for the benefit of an equity investor ("Owner Participant"). Simultaneously, the Lessor leased to the Company the interest so purchased under a separate long-term Lease. Approximately 84.7% of the consideration paid by the Lessor for its interest in Unit 1 was provided to the Lessor from the issuance and sale of two series of Seabrook 1 secured lease obligation bonds, a 9.76% Series due January 2, 2006 and a 10.24% Series due January 2, 2020 (collectively, the "Initial Series Bonds"). The balance of such consideration was contributed to the Lessor by the Owner Participant.

     Unit 1 excludes certain transmission, pollution control and other facilities included in Seabrook 1. The Undivided Interest sold and leased back, as described below, represents approximately 11.6% of Unit 1.

     The Company has determined, in light of prevailing economic and financial circumstances, to cause a refinancing of the Initial Series Bonds issued in connection with the Transaction and currently outstanding (the "Refinancing"). As part of the Refinancing, the Owner Trustee will redeem the outstanding Initial Series Bonds with the proceeds of the Offered Bonds and certain other funds as described herein. (See "The Transaction and the Refinancing" in the accompanying Prospectus.)

     The Company has previously purchased and currently holds $66,856,000 aggregate principal amount of Initial Series Bonds. Initial Series Bonds held by the Company are outstanding under the Indenture and will be redeemed as part of the Refinancing. As part of the Refinancing, the Company will purchase approximately 49.9% ($101,388,000 in principal amount) of the series offered hereby at a price equal to 100% of the principal amount thereof. The purchase price to be paid by the Company for such Bonds will constitute part of the funds used to redeem the Initial Series Bonds.

                                   THE COMPANY

     UI is an operating electric public utility company, incorporated under the laws of the State of Connecticut in 1899. It is engaged principally in the production, purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut. The population of this area is approximately 704,111 or 21% of the population of the State. The service area, largely urban and suburban in character, includes the principal cities of Bridgeport (population 142,000) and New Haven (population 130,000) and their surrounding areas. Situated in the service area are retail trade and service centers, as well as large and small industries producing a wide variety of products, including helicopters and other transportation equipment, electrical equipment, chemicals and pharmaceuticals. Of the Company's 1996 electric revenues, approximately 41% was derived from residential sales, 40% from commercial sales, 17% from industrial sales and 2% from other sales.

     UI has one wholly-owned subsidiary, which serves as the parent corporation for UI's nonutility businesses and its interest in a merchant wholesale generating facility being constructed in Bridgeport, Connecticut. The Board of Directors of UI has currently authorized the investment of a maximum of $27 million in one or more subsidiary or affiliated corporations.

     For further information about these and other matters affecting UI's business, see "Risk Factors and Investment Considerations" in the accompanying Prospectus and the documents referred to under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                          SUMMARY FINANCIAL INFORMATION

     The following material, which is presented herein solely to furnish limited financial information regarding UI, is qualified in its entirety by reference to the detailed information and financial statements contained in the Incorporated Documents (as defined in the accompanying Prospectus), which are available upon request from UI. (See "Available Information" in the accompanying Prospectus.) Accordingly, the following should be read together with the Incorporated Documents.


                                       Twelve Months
                                       Ended June 30,
                                            1997                   Twelve Months Ended December 31,
                                         (unaudited)            1996             1995             1994
                                         -----------            ----             ----             ----
                                                                              (Thousands)
INCOME STATEMENT DATA:

Operating Revenues..............          $730,469            $726,020         $690,449         $656,748
Operating Income................            99,064             109,135          127,156          127,392
Total Allowance for Funds Used
  During Construction (1).......             2,430               2,375            2,762            3,463
Total Interest Charges..........            66,196              69,767           76,571           84,073
Net Income......................            34,744              39,096           50,393           46,795



                                                                  As of June 30, 1997
                                                            ---------------------------------
                                                                                 Percent of
                                                               Amount          Capitalization
                                                            -----------        --------------
BALANCE SHEET DATA:                                         (Thousands)
 Net Seabrook 1 Investment........................          $  525,538
 Net Utility Plant................................          $1,301,473
 Capitalization, including short-term debt:
  Short-Term Debt.................................          $   35,641              2.7%
  Long-Term Debt (including current maturities)...             797,225             60.3%
  Preferred Stock.................................               4,421              0.3%
  Minority interest in preferred securities.......              50,000              3.8%
  Common Stock Equity.............................             435,878             32.9%
                                                            ----------            ------
  Total Capitalization............................          $1,323,165            100.0%
                                                            ==========            ======

(1) Allowance for Funds Used During Construction ("AFUDC") is a non-cash credit to income that represents the approximate cost of debt and equity capital devoted to plant under construction. For balance sheet purposes, AFUDC is capitalized to UI's plant account and depreciated and recovered over the life of the asset.

                                 USE OF PROCEEDS

     The proceeds of the sale of the Offered Bonds will be used, together with amounts made available to the Lessor by the Company as rent and as the purchaser of Bonds to be acquired by the Company, to enable the Lessor to redeem the outstanding Initial Series Bonds and to pay certain costs and expenses incurred in connection with the Refinancing.

                       RATIOS OF EARNINGS TO FIXED CHARGES

UI's Ratio of Earnings to Fixed Charges for each of the periods indicated was as follows:


                                         Twelve Months
                                         Ended June 30,         Twelve Months Ended December 31,
                                             1997           ---------------------------------------
                                          (Unaudited)       1996     1995     1994    1993     1992
                                          -----------       ----     ----     ----    ----     ----
Ratio of Earnings to Fixed Charges (A)       1.81           2.03     2.25     1.99    1.69     1.85

----------
(A) "Earnings," as defined by Commission Regulation S-K, represent the aggregate of (1) net income, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. "Fixed Charges," as defined by Commission Regulation S-K, represent interest (whether expended or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

                       CERTAIN TERMS OF THE OFFERED BONDS

     The following description of certain terms of the Offered Bonds offered hereby supplements, and should be read together with, the statements under "Description of the Offered Bonds and the Indenture" in the accompanying Prospectus. Capitalized terms used in this Prospectus Supplement have the same meanings as in the accompanying Prospectus.

GENERAL

     The Bonds will be issued in a single series, in $203,088,000 aggregate principal amount, designated Seabrook 1 Secured Lease Obligation Bonds, 7.83% Series due January 2,

2019, of which $101,700,000 in principal amount are offered hereby (herein sometimes called the "Offered Bonds").

     The Offered Bonds will mature January 2, 2019. The Offered Bonds will bear interest on the unpaid principal amount thereof from their date of issuance at the rate of 7.83% per annum, payable on January 2 and July 2 of each year, commencing January 2, 1998, to the registered owners thereof at the close of business on December 15 or June 15, as the case may be, next preceding such interest payment date. (Indenture, Section 2.11; Supplemental Indenture; and form of Offered Bond)

     The Offered Bonds will be issued originally solely in book-entry form to The Depository Trust Company ("DTC") or its nominee, Cede & Co., to be held in DTC's book-entry only system. So long as the Offered Bonds are held in the book-entry only system, DTC (or a successor securities depositary) or its nominee will be registered owner or holder of the Offered Bonds for all purposes of the Indenture and the Offered Bonds. (See "Book Entry Only System" below.) Except as described under "Book Entry Only System" below, Beneficial Owners (as defined below) of the Offered Bonds will not have the right to have any Offered Bonds registered in their names and will not receive or have the right to receive physical delivery of certificates representing their ownership interests in the Offered Bonds. For so long as any purchaser is the Beneficial Owner of an Offered Bond, such purchaser must maintain an account with a broker or dealer who is, or acts through, a DTC Participant (as defined below) to receive payment of the principal of or premium or interest of such bond. The laws of some states may require that certain purchasers of securities take physical delivery of such securities. Such limits and laws may impair the ability to transfer beneficial interests in Offered Bonds.

     So long as the Offered Bonds are held in the book-entry only system, the principal of or premium and interest on the Offered Bonds will be paid through the facilities of DTC (or a successor securities depository). If the book-entry only system is discontinued, the principal of and premium, if any, and the interest payable at maturity on the Offered Bonds will be payable at the corporate trust office of any paying agent designated by the Owner Trustee from time to time; and interest and Installment Payment Amounts (as defined below), other than such amounts payable at maturity, will be paid by check drawn upon the paying agent and mailed to the address of the person entitled thereto, as shown in the bond register.

     Since the principal of each Offered Bond will be subject to payment from time to time without surrender of, or notation on, such Offered Bond, the unpaid principal amount of each Offered Bond as reflected in the bond register maintained by the Indenture Trustee shall be controlling and binding with respect to the actual unpaid principal amount of an Offered Bond as of any date. In any case where any redemption date, any Installment Payment Date or the stated maturity of principal of or any installment of interest on any Offered Bond, or any date on which any defaulted interest or principal is proposed to be paid, is not a business day, then (notwithstanding any other provision of the Indenture or such Offered Bond) payment of interest and/or principal and premium, if any, shall be due and payable on the next succeeding business day with the same force and effect as if made on or at such nominal redemption date, the stated maturity, Installment Payment Date or date on which the defaulted interest or principal is proposed to be paid, and no interest will accrue on the amount so payable for the period from and after such redemption date, stated maturity, Installment Payment Date or date for the payment of defaulted interest or principal, as the case may be. (Indenture, Sections 1.13, 2.11 and 4.04; Supplemental Indenture; and form of Offered Bond)

PRINCIPAL INSTALLMENT PAYMENTS

     On each Installment Payment Date (set forth below), the Owner Trustee will pay to the registered owner of each Offered Bond at the close of business on December 15 or June 15, as the case may be, next preceding such Installment Payment Date, an installment of principal of such Offered Bond (subject to adjustment as described below) in an amount (an "Installment Payment Amount") equal to the Installment Payment Percentage (set forth below) for such Installment Payment Date multiplied by the original principal amount of such Bond.

  Installment Payment Date                    Installment Payment Percentage
  ------------------------                    ------------------------------
      January 2, 1998                                 8.41103843162%
      January 2, 1999                                 5.37241084161%
      January 2, 2000                                 4.71249227921%
      January 2, 2001                                 1.90211605806%
      January 2, 2002                                 1.92583677519%
      January 2, 2003                                 1.75477327562%
      January 2, 2004                                 1.83508053652%
      January 2, 2005                                 2.07886490585%
      January 2, 2006                                 3.04538183940%
      January 2, 2007                                 4.93620256244%
      January 2, 2008                                 4.44151099523%
      January 2, 2009                                 4.64967181714%
      January 2, 2010                                 4.88031815272%
      January 2, 2011                                 5.09224780391%
      January 2, 2012                                 5.33452138974%
      January 2, 2013                                 6.56818119239%
      January 2, 2014                                 5.87191418991%
      January 2, 2015                                 7.23521688628%
      January 2, 2016                                 4.59112149905%
      January 2, 2017                                 3.16473241649%
      January 2, 2018                                 4.59492412649%
      January 2, 2019                                 7.60144202513%

     Upon the occurrence of certain changes in Federal income tax rates or laws, the Company or the Owner Participant may cause the principal amount of Offered Bonds to be paid in installments of principal to be adjusted in connection with a recalculation of basic rent under the Lease, provided that such adjustments shall not increase or decrease the average life of such Offered Bonds (calculated in accordance with generally accepted financial practice) by more than six months or extend the final payment of principal of the Offered Bonds. In addition, in the event that, by June 30, 2005, or such later date as shall have been agreed to by the Lessee and the Owner Participant, the NRC Facility Operating License for Seabrook 1 is not extended to May 25, 2029, or later as contemplated by the Participation Agreement, the Owner Trustee shall cause the principal amount of Offered Bonds to be paid in installments of principal to be adjusted in connection with a recalculation of basic rent under the Lease, provided that such adjustments shall not cause the average life of the Offered Bonds (calculated as aforesaid) to be decreased by more than twenty-four months or extend the final payment of principal of the Offered Bonds, and such adjustments shall cause the final payment or redemption of the Offered Bonds to be scheduled to occur no later than the last day of the basic term of the Lease. The Indenture Trustee shall send by mail to each Holder of affected Offered Bonds, at least 30 days before the first Installment Payment Date with respect to which an adjustment is to be made, a revised installment payment schedule applicable to the Offered Bonds. (Supplemental Indenture)

     In the event that there shall have been any partial redemption of the Offered Bonds (other than pursuant to principal installment payments), each Installment Payment Amount for each Offered Bond subsequent to such redemption shall be reduced by an amount equal to the amount obtained by multiplying such Installment Payment Amount as in effect prior to such redemption by a fraction of which the numerator shall be the aggregate principal amount of Offered Bonds redeemed pursuant to such partial redemption, and the denominator shall be the aggregate unpaid principal amount of Offered Bonds outstanding immediately prior to such redemption. (Supplemental Indenture)

     The funds to be utilized for installment payment of principal will be provided by basic rent payments made by the Lessee.

REDEMPTION

  Optional Redemption

     The Offered Bonds will be subject to redemption, at the option of the Owner Trustee, in whole at any time or in part from time to time, at the redemption price of 100% of the unpaid principal amount of the Offered Bonds to be so redeemed, plus accrued interest, if any, to the redemption date, plus the Make-Whole Premium.

     The Make-Whole Premium on the Offered Bonds will be determined by an independent investment banking institution of national standing (the "Investment Banker") selected by UI. The Investment Banker will first determine the Treasury Rate with respect to any redemption of Offered Bonds. The Treasury Rate means, with respect to each Offered Bond to be redeemed, a per annum rate (expressed as a semiannual equivalent and as a decimal and, in the case of United States Treasury bills, converted to a bond equivalent yield) determined to be the per annum rate equal to the semiannual yield to maturity of United States Treasury securities maturing on the Average Life Date (as defined below) of such Offered Bond, as determined by interpolation between the most recent weekly average yields to maturity for two series of United States Treasury securities (A) one maturing as close as possible to, but earlier than, the Average Life Date of such Offered Bond and (B) the other maturing as close as possible to, but later than, the Average Life Date of such Offered Bond, in each case as published in the most recent H.15(519) (or, if a weekly average yield to maturity for United States Treasury securities maturing on the Average Life Date of such Offered Bond is reported in the most recent H.15(519), as published in H.15(519)). "H.15(519)" means "Statistical Release H.15(519), Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System. The "most recent H.15(519)" means the latest H.15(519) which is published prior to the close of business on the third business day prior to the applicable redemption date. The Average Life Date for any Offered Bond to be redeemed shall be the date which follows the redemption date by a period equal to the Remaining Weighted Average Life of such Offered Bond. The Remaining Weighted Average Life of such Offered Bond with respect to the redemption of such Offered Bond is the number of days equal to the quotient obtained by dividing (A) the sum of the products obtained by multiplying (1) the amount of each remaining principal payment on such Offered Bond by (2) the number of days from and including the redemption date, to but excluding the scheduled payment date of such principal payment by (B) the unpaid principal amount of such Offered Bond.

     To determine the Make-Whole Premium for any Offered Bond, the Investment Banker then will determine, as of the third business day prior to the redemption date, the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to maturity on such Offered Bond computed on a semiannual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using such Treasury Rate plus 25 basis points. If the sum of these present values of the remaining payments as computed above exceeds the aggregate unpaid principal amount of the Offered Bond to be redeemed plus any accrued but unpaid interest thereon, the difference will be payable as a premium upon redemption of such Offered Bonds. If the sum is equal to or less than such principal amount plus accrued interest, there will be no premium payable with respect to such Offered Bond. (Indenture, Article Five; Supplemental Indenture; and form of Bond)

  Redemption upon Lease Termination

     If the Company has exercised its option to terminate the Lease as described in "Description of the Lease -- Termination for Obsolescence" in the accompanying Prospectus, then the Owner Trustee will redeem on the date of such termination, all Bonds then outstanding under the Indenture at a redemption price equal to the unpaid principal amount thereof plus accrued interest, if any, to the date fixed for redemption. (Indenture, Section 5.02)

     If the Company has exercised its option to terminate the Lease as described in "Description of the Lease -- Purchase Option for Significant Expenditures" or "-- Periodic Purchase Option" in the accompanying Prospectus, then the Owner Trustee will redeem, on the date of such termination, all Bonds then outstanding under the Indenture that have not been assumed (at the election of the Company) as described in "Description of the Offered Bonds and the Indenture -- Assumption by the Company" in the accompanying Prospectus, at a redemption price equal to the unpaid principal amount thereof plus accrued interest, if any, to the date fixed for redemption. (Indenture, Section 5.02)

     The funds to be utilized in any such redemption would be provided from the funds described in the above-referenced portions of "Description of the Lease" in the accompanying Prospectus. Such funds would be in an amount sufficient to enable the Indenture Trustee to pay the unpaid principal of and accrued interest on the Bonds that have not been assumed by the Company.

  Procedure for and Notice of Redemption

     If less than all of the Offered Bonds are called for redemption, the particular Offered Bonds or portions thereof to be redeemed will be selected by the Indenture Trustee, by prorating, as nearly as practicable, the principal amount of such Offered Bonds to be redeemed among the Holders of such Offered Bonds. Any Bonds and portions of Bonds selected for redemption that are deemed to be paid in accordance with the provisions of the Indenture (as described under "Defeasance" in the accompanying Prospectus) will cease to bear interest on the specified redemption date. Notice of redemption will be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of Bonds to be redeemed (which, if the Offered Bonds are held in the book-entry only system, will be DTC or a successor depository).

     With respect to notice of redemption of Bonds, such notice will state that such redemption will be conditional upon the receipt by the Indenture Trustee, at or prior to the date fixed for such redemption, of money sufficient to pay the unpaid principal of and premium, if any, and interest on such Bonds. If such money is not so received, such notice will be of no force and effect, the Owner Trustee will not be required to redeem such Bonds and the Indenture Trustee will give notice, in the manner in which the notice of redemption was given, that such money was not received and such redemption is not required to be made. (Indenture, Section 1.06, Article Five; Supplemental Indenture)

  Book-Entry Only System

     DTC will act as securities depository for the Offered Bonds. The Offered Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). The Bonds purchased by the Company will be issued as fully-registered securities registered in the name of the Company.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Offered Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Bonds on DTC's records. The ownership interest of each actual purchaser of each Offered Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Offered Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Offered Bonds, except in the event that use of the book-entry system for the Offered Bonds is discontinued.

     To facilitate subsequent transfers, all Offered Bonds deposited by Participants with DTC are registered in the name of DTC's partnership nominee Cede & Co. The deposit of Offered Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices shall be sent by the Indenture Trustee to Cede & Co.

     Neither DTC nor Cede & Co. will consent or vote with respect to Offered Bonds. Under its usual procedures, DTC mails an Omnibus Proxy to the Indenture Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, premium, if any, and interest payments on the Offered Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Owner Trustee or the Indenture Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Payment of principal and interest to DTC is the responsibility of the Owner Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed, the Owner Trustee will issue to Beneficial Owners individual certificated Offered Bonds representing their ownership interests in Offered Bonds. In addition, the Company may at any time determine not to have any particular series of Offered Bonds held in the book-entry only system and, in such event, the Owner Trustee will issue to Beneficial Owners individual certificated Offered Bonds representing their ownership interests in such Offered Bonds. In any such instance, a Beneficial Owner will be entitled to have such certificated Offered Bonds registered in its name. Individual certificated Offered Bonds so issued will be issued as registered Offered Bonds in denominations of $1,000 or any integral multiple thereof.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, including DTC, but the Company takes no responsibility for the accuracy thereof.

     NONE OF THE COMPANY, THE INDENTURE TRUSTEE, THE LESSOR, THE OWNER TRUSTEE, THE UNDERWRITERS OR ANY AGENT FOR PAYMENT ON OR REGISTRATION OF TRANSFER OR EXCHANGE OF THE OFFERED BONDS WILL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ASPECT OF THE RECORDS RELATING TO OR PAYMENTS MADE ON ACCOUNT OF INTERESTS OF BENEFICIAL OWNERS OF ANY OFFERED BOND OR FOR MAINTAINING, SUPERVISING OR REVIEWING ANY RECORDS RELATING TO SUCH INTERESTS.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among the Owner Trustee, the Company and the Underwriters, the Underwriters named below have severally agreed to purchase from the Owner Trustee, and the Owner Trustee has agreed to sell to the Underwriters, severally, the respective principal amounts of the Offered Bonds set forth below.

                                                    Principal
                                                    Amount of
      Name                                        Offered Bonds
      ----                                        -------------
Morgan Stanley & Co. Incorporated...........       $50,850,000
Citicorp Securities, Inc....................        50,850,000
                                                  ------------
       Total................................      $101,700,000
                                                  ============


     The Underwriting Agreement provides that the several obligations of the Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the Offered Bonds if any are purchased; provided that the Underwriting Agreement provides that under certain circumstances involving a default of Underwriters, less than all of the Offered Bonds may be purchased.

     The Company has been advised by the several Underwriters that the Underwriters propose to offer the Offered Bonds directly to the public at the public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession of .50% of the principal amount of the Offered Bonds. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of .25% of the principal amount of the Offered Bonds to certain other dealers. After the initial public offering, the offering prices and other selling terms may be changed.

     The Underwriting Agreement provides that, subject to certain conditions, the Company will indemnify each Underwriter and its controlling persons against certain liabilities, including certain liabilities under the Securities Act, and will contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Offered Bonds. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Offered Bonds for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Offered Bonds in connection with this offering than they are committed to purchase from the Owner Trustee, and in such case may purchase Offered Bonds in the open market following completion of this offering to cover all or a portion of such short position. In addition, Morgan Stanley & Co. Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Offered Bonds that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Offered Bonds at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     From time to time, the Underwriters and/or certain of their affiliates engage in transactions with or perform services for the Company in the ordinary course of business. In addition, an affiliate of Citicorp Securities, Inc. is the Owner Participant.

     The Company does not intend to apply for listing of the Offered Bonds on a national securities exchange but has been advised by the Underwriters that the Underwriters presently intend to make a market in the Offered Bonds, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Bonds, and such market making may be discontinued at any time at the sole discretion of each

Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Bonds.


                                      S-23